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TSX.V: ADL

News Release

ADIRA ENERGY RECEIVES EXTENSIONS ON YITZHAK AND GABRIELLA LICENSES, OFFSHORE ISRAEL

RELINQUISHES SAMUEL LICENSE, AND PROVIDES UPDATE ON YAM HADERA OPTION

TORONTO, October 16, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: 0AM1). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has received an extension (the “Extension”) from the Ministry of Energy and Water of the State of Israel (the “Ministry”) for its work programs on the Yitzhak and Gabriella licenses, offshore Israel.

The extended work program for the Yitzhak license requires the Company, and the other participants on the Yitzhak license, to submit an Environmental Impact Assessment to the Central District Planning Committee of the State of Israel by January 1, 2014, and to execute a drilling contract by September 30, 2014. The Yitzhak license has been extended to October 15, 2014.

The extended work program for the Gabriella license requires the Company, and the other participants on the Gabriella license, to submit a request to the Ministry for the approval of a new operator that complies with Ministry regulations by February 28, 2014, to execute a drilling contract by April 30, 2014, to complete an Antisotricpic PSDM and coherent sub surface model by July 31, 2014, and to spud a well by August 31, 2014. The Gabriella license has been extended to September 1, 2014. As previously announced on September 11, 2013, pursuant to the settlement agreement among the Company, Modi’in Energy Ltd. (“Modi’in”) and Brownstone Energy Inc., Adira may, at the request of Modi’in, and subject to certain conditions, be required to relinquish its interest in the Gabriella License. To date, such request has not been made.

The work program for the Yam Hadera license, on which Adira has an option to acquire 15%, has also been extended. The extended work program requires the participants on the Yam Hadera license, to submit a request to the Ministry for the approval of a new operator that complies with Ministry regulations by February 28, 2014, to execute a drilling contract by May 31, 2014, to submit an Environmental Assessment by May 31, 2014, and to spud a well by August 31, 2014.

Adira further announces that, as a result of the challenging markets and difficulty in raising significant funds to drill multi well programs, it has relinquished the Samuel license, offshore Israel, back to the State of Israel. The relinquishment of the Samuel license allows the Company to focus its financial and management resources on its other high-value blocks.

Gadi Levin, CFO of the Company, states “The extension on the licenses allows Adira additional time to advance the drilling program and focus on the raising of additional capital necessary to continue the Company’s operations. Adira is the co-operator of the Yitzhak license and has a working interest of 70%. The operatorship status, together with significant working interest in the best estimate 79.1 million barrels of prospective oil block makes the Yitzhak license Adira’s core license.”

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has two petroleum exploration licenses offshore Israel; the Yitzhak license, located 17 km offshore between Hadera and Netanya and the Gabriella license, located 10 km offshore between Netanya and Ashdod. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Gadi Levin
Exec. Vice President	Chief Financial Officer
afriedman@adiraenergy.com	glevin@adiraenergy.com
+1 416 250 1955	+972 3 373 0166

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